FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 2nd, 2020, announcing that Yona Ovadia steps down as Gilat's CEO, Adi Sfadia named as Interim CEO of Gilat.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 2, 2020	By:	/s/ Yael Shofar
Name: Yael Shofar
Title: General Counsel

Yona Ovadia Steps Down as Gilat's CEO, Adi Sfadia Named
as Interim CEO of Gilat

 Mr. Sfadia will also retain his position as Chief Integration Officer overseeing the integration with Comtech

Petah Tikva, Israel, July 2, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that Yona Ovadia steps down as Gilat's CEO effective immediately. Adi Sfadia, Gilat's CFO and Chief Integration Officer will assume the position of interim CEO. Mr. Ovadia will remain as a consultant of the Company and continue assisting in the integration with Comtech.

Dov Baharav, Chairman of the Board of Directors stated, "On behalf of the entire Board of Directors, we are highly appreciative of Mr. Ovadia's contribution in leading Gilat over the past four years, during which time he achieved remarkable results and turned the company into a significant profitable player in the satellite communications market, particularly in the Mobility and Cellular Backhaul segments and most recently in the Non GEO Stationary Orbit (NGSO) market".

Yona Ovadia said, "I would like to thank Gilat's employees and management team for the tremendous efforts and achievements that have brought us to this point. I have great faith in Gilat and its innovative technology, and more so in the incredible talent, professionalism, and dedication of Gilat’s and Wavestream’s employees worldwide, which I trust will continue to propel Gilat to even further success. I would also like to use this opportunity to thank Gilat's chairman of the board, as well as all the board members for their trust and support over the last four years and to wish Gilat under the new capable leadership of Adi Sfadia great success".

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks Doreet Oren DoreetO@gilat.com